

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

April 9, 2015

<u>Via E-mail</u>
Mr. David P. Mansfield
President and Chief Executive Officer
Provident Bancorp, Inc.
5 Market Street.
Amesbury, Massachusetts 01913

Re: Provident Bancorp, Inc.
Registration Statement on Form S-1
Filed March 13, 2015
File No. 333-202716

Dear Mr. Mansfield:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Emerging Growth Company Status</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

<u>Summary, the Companies; Our Business, page 1</u>

2. We note your statement in the last sentence of the third paragraph that during the past four years your deposits increased by 41% and loans increased by 48%. Please summarize the major causes for the growth including the extent to which the growth in deposits was attributable to purchasing brokered deposits and the

extent to which the growth in loans was attributable to changes in underwriting standards, purchasing loans, the sale of preferred stock to the U.S. Treasury and/or increased in liabilities such as borrowing from the Federal Home Loan Bank. Please disclose how these increases affected your net income for each of the four years.

Summary, How We Intend to Use the Proceeds From the Offering, page 7

3. Please reconcile your statement that you "intend to redeem at least 50% of the SBLF preferred stock" with the following:
   - in the registration statement you are registering for resale of 100% of the SBLF stock;" and
   - you have not sought or obtained the prior approval of the Federal Reserve Board which is required before you can make any redemption of the preferred stock.

Summary, Limits on How Much Common Stock You May Purchase, page 9

4. Please confirm that these limits apply to directors and officers who receive restricted stock awards, stock options, or shares from the employee stock ownership plan.

Summary, Benefits to Management, page 13

5. Please disclose the source of the twelve month percentage limitations on the amount of stock you can issue to key employees and directors through stock awards and stock options.

Summary, Emerging Growth Company Status, page 14

6. Please revise to disclose your irrevocable election to comply with new accounting pronouncements.

How We Intend to Use the Proceeds From the Offering, page 36

7. We note your discussion in the second paragraph on page 37 regarding the prohibition (under both federal and Massachusetts regulations) on your repurchasing common stock. Please clarify whether these regulations apply to repurchases of preferred stock.

Management's Discussion and Analysis, page 50

8. Please revise the section to comply with Item 303(a) and Release No. 33-8350 by including discussion and analysis of known trends, events, demands,

commitments and uncertainties that are reasonably likely to have a material effect on your financial condition and results of operations including, but not limited to, specific economic conditions in your market area and anticipated increases in interest rates determined by the Federal Reserve.

Contractual Obligations and Off-Balance Sheet Arrangements, page 74

9. We note you reported $30,125,000 of long-term debt obligations in the table on page 74. This appears to represent your FHLB advances. Please tell us why you have not included the $9.1 million of advances maturing in 2016 in your table or revise to include this amount in your amended filing.

Competition, page 76

10. As required by Item 101(c)(1)(x) please revise the section to identify dominant competitors in your market area such as TD Bank which has market share of 27% in Rockingham county and 13% in Essex county and Bank of America which has market share of 12% in Rockingham county and 8% in Essex county.

Lending Activities, page 76

11. We note your disclosure stating that the tabular data on page 77 is "by type at the dates indicated." However, we did not note any dates on the table and thus it is not clear to what period the tabular information represents. Please revise to clarify in your amended filing.

Management, page 99
Committees of the Board of Directors, page 101

12. We note that you do not disclose any information regarding any committee. Please disclose when each committee began functioning and who serves on each committee.

Subscriptions by Directors and Executive Officers, page 109

13. Please provide the data for each beneficial owner.

Financial Statements
Consolidated Statements of Cash Flows, page F-7

14. We note you reported $0 and $17.4 million in loans purchased during the years ended December 31, 2014 and December 31, 2013, respectively. On page 82 you state you generally do not purchase whole loans but purchased $10.9 million and $14.1 million of loan originations during the years ended December 31, 2014 and

December 31, 2013, respectively. Please reconcile these statements and amend your filing accordingly.

15. As a related matter, we note your disclosure on page 82 stating that you sold $7.1 million and $1.1 million in loan participation interests during the years ended December 31, 2014 and December 31, 2013, respectively. Please tell us where these sales are reported in the consolidated statements of cash flows.

Note 4 – Loans, page F-20

16. We note your discussion of sold mortgage loans with servicing rights retained, on page F-26. We further note your disclosure stating the unpaid principal balances of mortgage and other loans serviced for others was $12.6 million as of December 31, 2014. On page 82 you state you were "only servicing eight loans, totaling $1.0 million" at December 31, 2014. Please reconcile these statements and amend your filing accordingly.

Note 5 – Premises and Equipment, page F-26

17. Please revise to disclose depreciation expense for each period presented in your amended filing. Refer to ASC 360-10-50-1.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Babette Rosenbaum Cooper at (202) 551-3396 or Michael Volley at (202) 551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney